SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME nº 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE ON RELATED PARTIES TRANSACTIONS

AMBEV S.A. (“Company” or “Issuer”) discloses the information required in Annex F of CVM Resolution No. 80/2022 with regard to recurring and related transactions of production, import and distribution of Corona brand products (“Corona Products”) by its subsidiaries Labatt Brewing Company Ltd. (“Labatt”), Cervecería y Maltería Quilmes S.A.I.C.A. y G. (“Quilmes”) and Cervecería Chile S.A. (“Cervecería Chile”), as per the terms agreed with Trademarks Grupo Modelo, S. de R.L. de C.V. (“Cervecería Modelo”), a company controlled by the Company’s indirect controlling shareholder, Anheuser -Busch InBev SA/NV (“AB InBev”), in conformity with the required corporate approvals of the Company (“Transactions”).

Parties	Labatt, Quilmes and Cervecería Chile; and Cervecería Modelo
Relationship between the parties and the Issuer	Cervecería Modelo and the Issuer are under common control of AB InBev. Labatt, Quilmes and Cervecería Chile are controlled by the Issuer.
Object and main terms of the Transactions	The purpose of the Transactions is the production, import, and distribution of Corona Products in Canada, Argentina and Chile, under the terms of the long-term brand licensing and import agreements signed between the parties. In consideration for the production, import and distribution of Corona Products in the mentioned territories, the Issuer's subsidiaries will pay royalties to Cervecería Modelo, in addition to an initial amount for the exploitation rights of Corona Products granted to the Company.
Possible involvement of the counterparty, its partners or managers in the decision process concerning the Transactions or the negotiation of the Transactions as representatives of the Issuer	Neither Cervecería Modelo nor its shareholders or managers participated in the Issuer’s and its subsidiaries' decision concerning the Transactions and their terms, as well as they did not act as the Issuer’s or its subsidiaries representatives on the negotiations. The Issuer’s and its subsidiaries decision was made independently, following the rules of the Company’s Related Parties Transactions Policy and Bylaws. The Transactions were analyzed and recommended by the Company’s Governance Committee and, subsequently, analyzed and approved by the Company’s Board of Directors, provided that no board member related to Cervecería Modelo and/or AB InBev participated in the discussions nor in the resolutions that approved them.
Detailed justification of the reasons why the management of the issuer considers that the Transactions complied with the commutative conditions or provides for an adequate compensatory payment	Corona Products make up the portfolio of Labatt, Quilmes and Cervecería Chile and Cervecería Modelo currently owns the brands related to them, which is why there is no need to discuss requesting proposals, carrying out a price taking procedure or attempting to carrying out Transactions with third parties. The production of Corona Products by Labatt, Quilmes and Cervecería Chile in their respective territories is justified by the role they play in their long-term commercial strategy, which contemplates the expansion of the premium beer segment with scale, generating strategic advantages, operational and financial for the Company. The Corona Products are highly receptive in several markets, including Canada, Argentina and Chile, showing high preference among consumers. Therefore, considered a joint examination of growth potential and long-term value creation, the commercialization of such products is in line with the strategies of Labatt, Quilmes and Cervecería Chile. The Company's management carried out a detailed analysis of the terms of the Transactions, in accordance with economic study prepared by an independent consultancy company, ensuring the adequacy of such terms with the premises of businesses concluded on an arm's length basis.

São Paulo, December 28th, 2023.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer